

July 7, 2010

Harold Brand
Chief Executive Officer
CYBRA Corporation
One Executive Boulevard
Yonkers, NY 10701

> **Re: CYBRA Corporation**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed July 2, 2010**
> **File No. 000-52624**

Dear Mr. Brand:

We have reviewed your filing and response letter and have the following comments.

Proposal 1. Amendment of Certificate of Incorporation, page 3

1.	We note your statement that the Board of Directors has proposed the authorization of the "blank check" preferred stock in order to enhance your flexibility to attract future financing, to develop your business and to improve your ability to acquire assets in the future. We also note that you intend to issue only 2,090,000 of the 10,000,000 shares of the preferred stock in exchange for the Debentures. Please provide an unambiguous statement as to whether you presently have any plans, proposals or arrangements to issue any of the remaining 7,910,000 authorized shares of preferred for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of preferred stock.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel